

February 9, 2011

Mr. Kenneth M. Fisher
Chief Financial Officer
Noble Energy, Inc.
100 Glenborough Drive, Suite 100
Houston, Texas 77067

>   **Re: Noble Energy, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 18, 2010**
>   **File No. 001-07964**

Dear Mr. Fisher:

We have reviewed your filing and response letter dated December 17, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

1.   Please tell us what new information you received from the end of 2009 to the end of 2010 that apparently now allows you to book proved reserves more confidently in the Tamar field, other than the approval of the Israel government which, in 2009 it was more than reasonably certain that they would approve this large natural gas project due to: their demand for natural gas; their previous track record of approving energy projects; their previous track record of approving energy projects operated by Noble and their publicly reported desire to not have to depend on other Middle East states for their energy needs.

2.   Prior comment 2 asked whether you have taken a final investment decision on the installation of compression in this field and the basis for your increased reserve estimate due to compression. You do not specifically answer that question in your response. In regards to your response, the fact that significant development planning has occurred

does not necessarily justify the classification of proved reserves. You indicate that the reserves have been booked based on a high degree of certainty that the project will be completed and because the operator has sanctioned the project. Again, none of this necessarily justifies the classification of proved reserves and the fact that your management has not sanctioned the reserves but has booked the reserves as proved seems to indicate a lack of confidence in the project. It also does not appear to indicate a sound reserve booking practice. It is not clear to us that if management has not approved the project (i.e. not sanctioned), what is the basis for them approving the reserves to be classified as proved. It would appear that a classification of probable reserves would be more appropriate at such time that management is confident enough to sanction the project.

Furthermore, the intent of our request that you provide us with the evidence that these are new, incremental reserves was that you provide us with the evidence that these are new, proved, incremental reserves. You only provided us with a statement, with no evidence, declaring these to be incremental reserves rather than accelerated reserves. Although reservoir simulation is a good tool for evaluating project development and refinement, it is not necessarily a good tool for distinguishing between classifications of reserves. For example, through simulation you are able to calculate oil in place very accurately but are unable, as far as we know, through that simulation to distinguish the different categories of reserves in that volume of oil in place. Please provide us the evidence that you were able to do this through reservoir simulation in a reliable manner in this case and why it is reliable enough to be considered reasonably certain.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments. Please contact Lily Dang at (202) 551-3867 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director